KH 3/16

AB 3/17

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13700 US Highway 1, Suite 202E
(No. and Street)

Juno Beach	FL	33408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet E. Steiniger — (415) 962-9708
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – of individual, state, last,first, middle name)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

[redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020349

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Janet E. Steiniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Janet E. Steiniger
Signature

Chief Financial Officer
Title

SEE ATTACHED CALIFORNIA JURAT
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 28TH (Date) day of FEBRUARY (Month), 20 11 (Year), by

(1) JANET E. STEINIGER, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______, (Name of Signer)

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature] (Signature of Notary Public)

MARK A. RATHBUN
Commission # 1871237
Notary Public - California
San Francisco County
My Comm. Expires Nov 13, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 02/28/2011 Number of Pages: 1

Signer(s) Other Than Named Above: NO OTHER SIGNERS

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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MYSTOCKFUND SECURITIES, INC.

Audited Financial Statements

December 31, 2010 and the Year Then Ended

(Together with Independent Auditors' Report)

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MyStockFund Securities, Inc.
Juno Beach, FL

We have audited the accompanying statement of financial condition of MyStockFund Securities, Inc., (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MyStockFund Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burr Pilger Mayer, Inc.

San Francisco, CA
February 28, 2011

MYSTOCKFUND SECURITIES, INC.

Statement of Financial Condition

At December 31, 2010

Assets	
Cash	$ 19,071
Receivable from clearing organization	66,751
Furniture and equipment, net	575
Intangible assets, net	502,293
Prepaid expenses and other assets	18,648
Deferred tax assets	100,138
Total assets	$ 707,476
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 1,971
Accrued expenses and other liabilities	1,605
Payable to parent	11,502
Total liabilities	15,078
Commitments and contingencies (Notes 7 and 8)	
Stockholder's equity:	
Common stock, $0.001 par value; authorized 3,000 shares, 1,000 issued and outstanding	1
Additional paid-in capital	1,697,768
Accumulated deficit	(1,005,371)
Total stockholder's equity	692,398
Total liabilities and stockholder's equity	$ 707,476

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Operations

Year Ended December 31, 2010

Revenues:	
Commissions and fees	$ 333,784
Other income	28
Total revenues	333,812
Expenses:	
Clearing organization fees	150,115
Compensation and employee benefits	151,990
Amortization	247,705
Rent	15,914
Equipment rental and maintenance	7,662
Communications and office expenses	33,113
Professional fees	-
License fees	20,387
Marketing expenses	44,331
Other	9,036
Total expenses	680,253
Loss before income tax benefit	(346,441)
Income tax benefit	61,450
Net loss	$(284,991)

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (284,991)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	690
Amortization	247,705
Decrease in receivable from clearing organization	5,333
Decrease in prepaid expenses and other assets	132,286
Deferred income tax benefit	(100,138)
Decrease in accounts payable	(77)
Decrease in accrued expenses and other liabilities	(12,535)
Increase in payable to parent	11,502
Net cash used in operating activities	(225)
Net decrease in cash	(225)
Cash at beginning of year	19,296
Cash at end of year	$ 19,071
Supplementary cash flow information –	
Cash paid for:	
Interest during the year	$ -
Income taxes	$ 850

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2009	1,000	$ 1	$1,697,768	$(720,380)	$977,389
Capital contributions	-	-	-	-	-
Net loss	-	-	-	(284,991)	(284,991)
Balance at December 31, 2010	1,000	$ 1	$1,697,768	$(1,005,371)	$ 692,398

See accompanying notes to financial statements.

(1) Description of Business

MyStockFund Securities, Inc. (the "Company") is a securities broker-dealer incorporated in the state of Delaware, organized for the purpose of conducting a general stock brokerage business. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Juno Beach, Florida since November, 2010, and was previously located in Mesa, Arizona.

The Company is a wholly-owned subsidiary of InterSearch Corporate Services, Inc., which is a wholly-owned subsidiary of Banks.com, Inc. (the "Parent", "Banks.com"), a public company.

(2) Liquidity and Management's Plan

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets. The Parent has committed to provide financial support to the Company to meet its current obligations, at least through January 1, 2012.

(3) Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis, which is the same business day as the transaction date.

Cash and Cash Equivalents. The Company considers all cash on hand, demand deposits and short-term investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment. Furniture and equipment are recorded at costs, less accumulated depreciation. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets.

(continued)

(3) Summary of Significant Accounting Policies, Continued

Intangible Assets. Intangible assets (e.g., domain name and customer relationships), do not require that an annual impairment test be performed; instead, intangible assets are tested for impairment upon the occurrence of an indicator of impairment. Once an indicator of impairment has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against the carrying value of the asset group. The Company groups long-lived assets for purposes of recognition and measurement of an impairment loss at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, the asset would be deemed to be impaired. Impairment would then be measured as the difference between the estimated fair value of the asset and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset group. If the intent is to hold the asset group for sale and certain other criteria are met (i.e., the asset group can be disposed of currently, appropriate levels of authority have approved the sale and there is an active program to locate a buyer), the impairment test involves comparing the asset group's carrying value to its estimated fair value less estimated costs of disposal. To the extent the carrying value is greater than the asset group's estimated fair value less estimated costs of disposal; an impairment loss is recognized for the difference.

Income Taxes. Banks.com and its subsidiaries, including the Company, file a consolidated U.S. federal income tax return. Income taxes as presented in the financial statements represent current and deferred income taxes of Banks.com attributed to the Company based on a separate company calculation.

Income taxes (i.e. deferred tax assets, current payable) are recorded based on amounts payable in the current year and include the results of any deferred income taxes. Deferred income taxes reflect the tax effect of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized.

With respect to uncertain tax positions, the Company recognizes in the financial statements those tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions. The Company adjusts its estimated liabilities for uncertain tax positions periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The tax provision for any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. The Company recorded no provision for any uncertain income tax positions. The Company's policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense.

(continued)

(3) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Organization. The Receivable from clearing organization consists of cash on deposit with the Company's clearing broker-dealer and other receivables from the clearing broker-dealer resulting from earnings.

Subsequent Events. Management has evaluated all significant events occurring subsequent to the balance sheet date through February 28, 2011, determining no events require additional disclosure in the financial statements.

(4) Intangible Assets

Intangible assets resulting from Company acquisitions are being amortized over five years and are as follows at December 31, 2010:

	December 31, 2010
Customer relationships and other	$ 1,238,529
Less accumulated amortization	(736,236)
Unamortized intangible asset	$ 502,293

(5) Income Taxes

Income taxes consists of the following:

	Year Ended December 31, 2010
Current	
Federal	$ -
State	850
Total current	850
Deferred:	
Federal	(62,300)
State	-
Total deferred	(61,450)
Total income tax benefit	$ (61,450)

(continued)

(5) Income Taxes, Continued

The reason for differences between the statutory federal rate and the effective income tax rate are summarized as follows:

	Year Ended December 31, 2010	
	Amount	% of Pretax Loss
Income taxes at statutory Federal income tax rate	$(117,790)	(34.0)%
Increase in rate resulting from:		
State taxes, net of Federal income tax benefit	(9,003)	(2.6)
Change in valuation allowance	65,343	18.9
Income tax benefit	$ (61,450)	(17.7)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following:

	At December 31, 2010
Deferred tax assets:	
Net operating loss carry forwards	$ 100,138
Intangible assets	195,517
Accrued expenses	413
Total deferred tax assets	296,068
Valuation allowance	(195,779)
Deferred tax asset	100,289
Deferred tax liability-	
Furniture and equipment	(151)
Total deferred tax liability	(151)
Net deferred tax asset	$ 100,138

The valuation allowance was established because the Company believes that it is more likely than not that some components of the deferred tax assets will not be realized. The Company has federal net operating loss carryforwards of approximately $295,000 which begin to expire in 2029. The Company's federal and state income tax returns are subject to examination by the respective taxing authorities. The years open to examination may vary by jurisdiction.

(continued)

(6) Related Party Transactions

The Company is an indirect wholly-owned subsidiary of Banks.com as described in Note 1. The Company reimburses the Parent periodically for incidental expenses incurred by the Parent relating to the Company's activities.

(7) Commitments and Contingencies

The Company leases office space in Juno Beach, Florida under an operating lease with a term of one year which commenced on November 1, 2010. Future minimum lease payments under this lease are $10,000.

The Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

(8) Off Balance Sheet Risk and Clearing Agreement

In November 2003, the Company entered into an agreement with another broker-dealer (the "Clearing Broker-Dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker-Dealer, fully disclosing the customer name and other information. The processing, and if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker-Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker-Dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker-Dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker-Dealer. As part of the terms of the agreement between the Company and the Clearing Broker-Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker-Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker-Dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is three years and is automatically renewable for one year terms, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker-Dealer, the Company is prohibited from entering into an agreement for similar services with another broker-dealer without prior written approval by the Clearing Broker-Dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker-Dealer. The Company is required to deposit $50,000 with the Clearing Broker-Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from clearing organization" on the statement of financial condition.

(continued)

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2010, the Company's minimum net capital requirement was $50,000, and the Company's net capital computed in accordance with the Rule of the Commission amounted to $70,744 and the ratio of aggregate indebtedness to net capital was .21 to 1.

MYSTOCKFUND SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

NET CAPITAL	
Total stockholder's equity	$ 692,398
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	692,398
Deductions and/or charges -	
Nonallowable assets:	
Furniture and equipment	575
Intangible assets	502,293
Other assets	118,786
Total nonallowable assets	621,654
Net capital before haircuts on securities	70,744
Haircuts on securities	-
Net capital	$ 70,744
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 1,005
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 20,744
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition-	
Total A.I. Liabilities from Statement of Financial Condition	$ 15,078
Ratio aggregate indebtedness to net capital	.21

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as amended filed with the commission and the schedules contained herein.

MYSTOCKFUND SECURITIES, INC.

Supplemental Schedules required by Rule 17a-5

December 31, 2010

Exemption Provisions - Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Legent Clearing.

BPM
BURR PILGER MAYER
Building your future

MyStockFund Securities, Inc.
Juno Beach, FL

In planning and performing our audit of the financial statements of MyStockFund Securities, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc

San Francisco, CA
February 28, 2011